Filed by Bank of Granite Corporation

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Registration Statement No.: 333-176357

Subject Company: Bank of Granite Corporation

Commission File No.: 0-15956

Bank of Granite Corporation - Form Customer Letter

Below is a template for a letter sent by Bank of Granite Corporation to customers related to the proposed acquisition of Bank of Granite Corporation by FNB United Corp.

August 30, 2011

Dear Valued Customer:

As you may have read or heard recently, there is exciting news concerning the future of Bank of Granite Corporation: we have reached an agreement to merge with FNB United Corp., parent company of CommunityONE Bank, N.A. At the same time, FNB United has obtained commitments to recapitalize the combined company with $310 million in new capital. The proposed transaction involving these two 100+-year old institutions is an historic event that will greatly benefit our customers and our communities.

Like most community banks, we have faced significant financial challenges in recent years. We have explored a number of options for addressing these issues and have concluded that our merger and recapitalization plan with FNB United is the best course of action to safeguard our future.

Under the terms of the merger, a new management team will be put in place. Brian Simpson will serve as CEO and Bob Reid will serve as President. Brian and Bob are both native North Carolinians who have several years of extensive banking experience. They will provide new leadership for our bank and will serve you – our loyal customers, shareholders and citizens – with the values and spirit of community service you deserve.

We are excited about this proposed merger because it will result in our bank returning to a position of strength. The resulting banking organization will have approximately $2.8 billion in assets, $2.4 billion in deposits and 63 full-service banking offices across North Carolina. Upon the subsequent merger of the two bank subsidiaries, the resulting bank will operate as CommunityONE Bank. You will receive timely communications as we proceed through integration. Until that time, your offices will continue to operate as Bank of Granite. This will allow us to do a better job delivering the services you deserve, the services Bank of Granite has been known for during our 100+-year history.

It is important to note that the merger and accompanying $310 million private capital raise is contingent on receipt of shareholder and regulatory approvals and numerous other conditions of closing. Two of the nation’s leading private equity firms, The Carlyle Group and Oak Hill Capital Partners, have each agreed to provide $79 million of that amount and the remaining portion has been raised through a private placement.

There is still considerable work to be done before the merger is approved and implemented, but I wanted to communicate with you directly and take this opportunity to thank you for your business. We have weathered challenging times over the past couple of years, and are optimistic about the future as our latest plans unfold.

Cordially,

R. Scott Anderson

President and Chief Executive Officer

Additional Information and Where to Find It

In connection with the proposed transaction between FNB United and Granite, FNB United filed with the SEC a registration statement on Form S-4 (File No. 333-176357). The registration statement includes a preliminary proxy statement/prospectus of FNB United that also constitutes a preliminary proxy statement of Bank of Granite. FNB United and Granite also plan to file with the SEC other relevant documents in connection with the proposed merger. The registration statement has not been declared effective by the SEC and the definitive proxy statement/prospectus is not currently available. Both FNB United and Granite will deliver the definitive proxy statement/prospectus to their respective shareholders and stockholders when it is available. The registration statement and the preliminary proxy statement/prospectus contain important information about FNB United, Granite, the proposed merger and recapitalization and related matters. Investors and security holders are urged to read carefully the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information. Investors and security holders may obtain free copies of the registration statement and the preliminary proxy statement/prospectus and all other documents filed with the SEC by FNB United and Granite through the web site maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by FNB United on FNB United’s website at http://www.MyYesBank.com or by contacting FNB United Investor Relations at InvestorRelations@MyYesBank.com. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Granite on Granite’s website at http://www.bankofgranite.com or by contacting Granite Investor Relations at InvestorRelations@bankofgranite.com. The information on FNB United’s and Granite’s internet sites is not a part of the joint proxy statement/prospectus.

Participants in the Solicitation of Proxies

FNB United and Granite and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding FNB United’s directors and executive officers is available in the Registration Statement on Form S-4 filed with the SEC by FNB United on August 17, 2011, and information regarding Granite’s directors and executive officers is available in its proxy statement filed by Granite with the SEC on April 15, 2011. Other information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of FNB United’s shareholders and Granite’s stockholders in connection with the proposed merger is set forth in the preliminary proxy statement/prospectus described above. You can obtain copies of these documents free of charge using the contact information above.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.